CUSIP NO. 56854Q101	13D	Page 1 of 20

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Marinus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56854Q101

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

July 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56854Q101	13D	Page 2 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VI, L.P. (“SVP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,859,639 shares, except that Sofinnova Management VI, L.L.C. (“SM VI”), the general partner of SVP VI, may be deemed to have sole voting power, and Alain L. Azan (“Azan”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VI, and Dr. Anand Mehra (“Mehra”), a director of the Issuer, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,859,639 shares, except that SM VI, the general partner of SVP VI, may be deemed to have sole dispositive power and Azan, Powell, Healy and Buatois, the managing members of SM VI, and Mehra, a director of the Issuer, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,859,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	13.5%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 56854Q101	13D	Page 3 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Affiliates VI, L.P. (“SVA VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,998 shares, except that SM VI, the general partner of SVA VI, may be deemed to have sole voting power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, and Mehra, a director of the Issuer, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
27,998 shares, except that SM VI, the general partner of SVA VI, may be deemed to have sole dispositive power and Azan, Powell, Healy and Buatois, the managing members of SM VI, and Mehra, a director of the Issuer, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	27,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.2%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 56854Q101	13D	Page 4 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VI GmbH & Co. KG (“SVP VI KG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
238,212 shares, except that SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, and Mehra, a director of the Issuer, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
238,212 shares, except that SM VI, the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power and Azan, Powell, Healy and Buatois, the managing members of SM VI, and Mehra, a director of the Issuer, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	238,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.7%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 56854Q101	13D	Page 5 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VI, L.L.C. (“SM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, and Mehra, a director of the Issuer, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Azan, Powell, Healy and Buatois, the managing members of SM VI, and Mehra, a director of the Issuer, may be deemed to have shared dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,125,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.4%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 56854Q101	13D	Page 6 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain L. Azan (“Azan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Azan, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Azan, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,125,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.4%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56854Q101	13D	Page 7 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Powell, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Powell, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,125,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.4%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56854Q101	13D	Page 8 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Healy, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Healy, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,125,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.4%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56854Q101	13D	Page 9 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Permanent Resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Buatois, a managing member of SM VI, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VI, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,125,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.4%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56854Q101	13D	Page 10 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,550 shares (including 42,550 shares represented by options exercisable in full immediately).
8	SHARED VOTING POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole voting power, and Mehra, a director of the Issuer, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER 42,550 shares (including 42,550 shares represented by options exercisable in full immediately).
10	SHARED DISPOSITIVE POWER
2,125,849 shares, all of which are owned directly by SVP VI, SVA VI and SVP VI KG. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole dispositive power, and Mehra, a director of the Issuer, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,168,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	15.7%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 56854Q101	13D	Page 11 of 20

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (“Common Stock”), of Marinus Pharmaceuticals, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by Sofinnova Venture Partners VI, L.P., a Delaware limited partnership (“SVP VI”), Sofinnova Venture Affiliates VI, L.P., a Delaware limited partnership (“SVA VI”), Sofinnova Venture Partners VI GmbH & Co. KG, a German company with limited liability (“SVP VI KG”), Sofinnova Management VI, L.L.C., a Delaware limited liability company (“SM VI”), Alain L. Azan (“Azan”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), Dr. Anand Mehra (“Mehra”) and Eric P. Buatois (“Buatois” and collectively with SVP VI, SVA VI, SVP VI KG, SM VI, Azan, Powell, Mehra and Healy, “Reporting Persons”).

ITEM 1. SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 142 Temple St., Suite 205, New Haven, Connecticut 06510.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are SVP VI, SVA VI, SVP VI KG, SM VI, Azan, Powell, Healy, Mehra and Buatois. SM VI, the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VI SVA VI and SVP VI KG. Mehra may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Mehra.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of SVP VI, SVA VI and SVP VI KG is to make investments in private and public companies, and the principal business of SM VI is to serve as the general partner of SVP VI and SVA VI and the managing limited partner of SVP VI KG. Azan, Powell, Healy and Buatois are the managing members of SM VI, and Mehra, a director of the Issuer, is a member of SM VI.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SVP VI and SVA VI are Delaware limited partnerships. SVP VI KG is a German company with limited liability. SM VI is a Delaware limited liability company. Azan, Powell, Mehra and Healy are U.S. citizens. Buatois is a U.S. permanent resident.

CUSIP NO. 56854Q101	13D	Page 12 of 20

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 30, 2005, SVP VI, for its own account and in a nominee capacity for SVA VI and SVP VI KG, entered into a Series A Preferred Stock Purchase Agreement pursuant to which SVP VI acquired from the Issuer an aggregate 3,892,216 shares of Series A Preferred Stock for a purchase price of $1.67 per share, or $6,500,000 in the aggregate. Upon the closing of the Issuer’s initial public offering (the “Offering”), such shares of Series A Preferred Stock automatically converted into 598,804 shares of Common Stock.

On April 8, 2009, SVP VI, for its own account and in a nominee capacity for SVA VI and SVP VI KG, entered into a Series B Preferred Stock Purchase Agreement pursuant to which SVP VI acquired from the Issuer an aggregate 2,543,406 shares of Series B Preferred Stock for a purchase price of $1.67 per share, or $4,247,488 in the aggregate. Upon the closing of the Offering, such shares of Series B Preferred Stock automatically converted into 391,293 shares of Common Stock.

On April 8, 2009, SVP VI, for its own account and in a nominee capacity for SVA VI and SVP VI KG, acquired a warrant exercisable for the purchase of 635,851 shares of Series B Preferred Stock at a $1.67 per share exercise price (before giving effect to the Issuer’s 1-for-6.5 reverse stock split). Such warrant was terminated pursuant to its terms upon the closing of the Offering.

On December 4, 2012, SVP VI, for its own account and in a nominee capacity for SVA VI and SVP VI KG, entered into a Series C Preferred Stock Purchase Agreement pursuant to which SVP VI acquired from the Issuer an aggregate 2,502,950 shares of Series C Preferred Stock for a purchase price of $1.1845 per share, or $2,964,745 in the aggregate. Upon the closing of the Offering, such shares of Series C Preferred Stock automatically converted into 385,069 shares of Common Stock.

On June 9, 2009, Mehra was granted a Stock Option from the Issuer to purchase 15,515 shares of Common Stock at an exercise price of $1.04 per share. Such option is immediately exercisable and subject to vesting (25% of the shares underlying the Stock Option vested on June 9, 2010 and the remaining shares vested in equal installments at the end of each of the 36 months thereafter). All exercised but unvested shares are subject to a repurchase right by the Issuer.

On March 20, 2012, Mehra was granted a Stock Option from the Issuer to purchase 27,035 shares of Common Stock at an exercise price of $1.04 per share. Such option is immediately exercisable and subject to vesting (100% of the shares underlying the Stock Option vested on May 1, 2013). All exercised but unvested shares are subject to a repurchase right by the Issuer.

Prior to the effectiveness of the Offering, SVP VI transferred all of the equity of the Issuer held by it in a nominee capacity on behalf of SVA VI and SVP VI KG to such entities, respectively.

The Issuer effected a 1-for-6.50 reverse stock split of its Common Stock on July 16, 2014. Accordingly, unless otherwise noted above, all Common Stock share and per share amounts have been adjusted to reflect this reverse stock split.

SVP VI purchased 724,788 shares of the Common Stock at $8.00 per share in the Offering, or $5,798,304 in the aggregate.

SVA VI purchased 12,528 shares of the Common Stock at $8.00 per share in the Offering, or $100,224 in the aggregate.

SVP VI KG purchased 13,367 shares of the Common Stock at $8.00 per share in the Offering, or $106,936 in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

CUSIP NO. 56854Q101	13D	Page 13 of 20

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 13,779,153 shares of Common Stock outstanding immediately after the Issuer’s initial public offering.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of SVP VI, SVA VI and SVP VI KG, the general partner, managing limited partner and limited partners of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors are entitled to the registration of their shares, including demand and piggyback registration rights, as more fully described in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 12, 2014 (“Prospectus”) and incorporated herein by reference.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors entered into a voting agreement regarding certain matters, including with respect to the election of directors. Such voting agreement automatically terminated upon the closing of the Issuer’s initial public offering. Such voting agreement is more fully described in the Prospectus and incorporated herein by reference.

Mehra, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

CUSIP NO. 56854Q101	13D	Page 14 of 20

On June 9, 2009, Mehra was granted a Stock Option from the Issuer to purchase 15,515 shares of Common Stock at an exercise price of $1.04 per share. Such option is immediately exercisable and subject to vesting (25% of the shares underlying the Stock Option vested on June 9, 2010 and the remaining shares vested in equal installments at the end of each of the 36 months thereafter). On March 20, 2012, Mehra was granted a Stock Option from the Issuer to purchase 27,035 shares of Common Stock at an exercise price of $1.04 per share. Such option is immediately exercisable and subject to vesting (100% of the shares underlying the Stock Option vested on May 1, 2013). Such non-employee director compensation plan is more fully described in the Prospectus and incorporated herein by reference.

In connection with the Offering, the Reporting Persons and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC for a period of 180 days from the date of the Prospectus, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney.
EXHIBIT C	Form of Amended and Restated Indemnification Agreement (VC Directors), the form is incorporated herein by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on May 12, 2014.
EXHIBIT D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated herein by reference to Exhibit C to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on May 12, 2014.

CUSIP NO. 56854Q101	13D	Page 15 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 6, 2014

SOFINNOVA VENTURE PARTNERS VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

Sofinnova Venture Affiliates VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS VI GMBH & CO. KG, a German Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company
Its:	Managing Limited Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VI, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 56854Q101	13D	Page 16 of 20

ALAIN L. AZAN
DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 56854Q101	13D	Page 17 of 20

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.
C	Form of Amended and Restated Indemnification Agreement (VC Directors), the form is incorporated herein by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on May 12, 2014.
D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated herein by reference to Exhibit C to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on May 12, 2014.

CUSIP NO. 56854Q101	13D	Page 18 of 20

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Marinus Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: August 6, 2014

SOFINNOVA VENTURE PARTNERS VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

Sofinnova Venture Affiliates VI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA VENTURE PARTNERS VI GMBH & CO. KG, a German Limited Partnership

By:	SOFINNOVA MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company
Its:	Managing Limited Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 56854Q101	13D	Page 19 of 20

SOFINNOVA MANAGEMENT VI, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

ALAIN L. AZAN
DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 56854Q101	13D	Page 20 of 20

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.